Zeus Securities, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	2,637
Deposit with Clearing Broker		25,000
Commissions receivable		2,436
Prepaid Expenses		357
Total current assets		30,430
Total assets	$	30,430

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Commissions payable	$	3,500
Accounts payable and accrued expenses		5,690
Total current liabilties		9,190
Total liabilities		9,190
Shareholders' equity:		
Common stock, $1.00 par value; 10,000 shares authorized 1,000 shares issued and outstanding		10,000
Additional paid-in capital		936,930
Accumulated deficit		(925,690)
Total shareholders' equity		21,240
Total liabilities and shareholders' equity	$	30,430

See accompanying notes to financial statements